Filed by Knoll, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

[The following FAQ prepared by Herman Miller was sent by Knoll to its sales team on April 22, 2021.] MLHR KNL Dealer / Customer Care FAQ	Subject Company: Knoll, Inc. Commission File No.:001-12907 Date: April 22, 2021

1.	What did Herman Miller and Knoll announce?

•	Herman Miller and Knoll announced that they have entered into a definitive agreement under which Herman Miller will acquire Knoll.

•	This combination creates the preeminent leader in modern design, catalyzing the transformation of the home and office sectors at a time of unprecedented disruption.

2.	How do the businesses fit together?

•	Our Contract and Retail businesses are highly complementary.

•	Collectively, Herman Miller and Knoll will have 19 leading brands, presence across over 100 countries worldwide, a global dealer network, 64 showrooms globally, more than 50 physical retail locations and global multi-channel eCommerce capabilities.

•	With a broad portfolio, global footprint, and advanced digital capabilities, we will be poised to meet our customers everywhere they work and live.

3.	What are the benefits of this transaction to dealers?

•	This combination creates the preeminent leader in modern design, catalyzing the transformation of the home and office sectors at a time of unprecedented disruption.

•	As you well know, distributed working models are becoming the new normal for companies.

•	Within this changing landscape, businesses are reimagining the office to foster innovation, creativity, and collaboration while supporting a growing remote employee base.

•	At the same time, consumers are making significant investments in their homes.

•	With a broad portfolio, global footprint, and advanced digital capabilities, a combined Herman Miller and Knoll will be well poised to meet our customers everywhere they are.

•	Ultimately, joining together with Knoll will allow us to offer customers a more expanded portfolio of solutions designed to help them achieve their key business objectives, from attracting and retaining top talent to optimizing their real estate footprint, and more.

4.	How will this impact dealers?

•	There will be no change in the way you do business with Herman Miller as a result of today’s announcement.

•	Your company contact will remain the same, and you can expect the same high-quality products and design solutions that you have come to rely on from Herman Miller.

•	Until the transaction closes, which we expect to occur by the end of the third quarter of calendar year 2021 subject to the satisfaction of closing conditions, Herman Miller and Knoll will continue to operate as separate, independent companies, and it remains business as usual.

•	We look forward to bringing together two pioneering icons of design with strong businesses, attractive portfolios, and histories of innovation in the design world.

5.	Will my company contacts change? What will happen to my local Herman Miller or Knoll sales team?

•	Your usual contacts will remain the same, and we do not expect any changes in how we work with you.

6.	Will there be any changes to my contracts?

•	No. Existing contracts will continue to be honored in accordance with their terms, and all business will continue in normal course.

•	We expect the process to be seamless for you.

7.	Will there be any changes to existing orders?

•	No. There will be no change in the way you do business with Herman Miller as a result of today’s announcement.

•	You can continue to expect the same high-quality products and design solutions that you have come to rely on from Herman Miller.

8.	Will my pricing change?

•	No. There have been no changes to pricing as a result of this transaction.

9.	Will dealers carry both Herman Miller’s and Knoll’s lines?

•	Until the transaction is completed, Herman Miller and Knoll will continue to operate as two separate companies and it is business as usual.

•	We look forward to bringing together two pioneering icons of design with strong businesses, attractive portfolios, and histories of innovation in the design world.

10.	My company offers both Herman Miller and Knoll products. What does this mean for me? Will I be able to combine both of my contracts?

•	Until the transaction is completed, Herman Miller and Knoll will continue to operate as two separate companies, and it is business as usual.

•	Following close, we will keep you informed of any changes as we work to bring the companies together.

11.	Will any Herman Miller products or brands be discontinued after the transaction closes?

•	While details related to our brand portfolio will be worked out as part of integration planning, we look forward to bringing together two pioneering icons of design with strong businesses, attractive portfolios, and histories of innovation in the design world.

12.	How will distribution decisions be made?

•	This is just day one – the transaction hasn’t yet closed – so we’re continuing to operate as we always have, and you should see no change as a result of this announcement.

•	Once the transaction closes, which is expected to occur by the end of the third quarter of calendar year 2021 subject to the satisfaction of closing conditions, we will have more updates to share with you.

13.	Will there be any impact on production and delivery times?

•	No. There will be no impact on our ability to meet production schedules and make timely deliveries as a result of this announcement.

•	You can continue to expect the same great service from Herman Miller.

14.	What will the combined company be called? Will there be any changes to the Herman Miller brand identity? Where will the headquarters be? Will there be any changes to management?

•	We just announced the transaction – there are still many decisions to be made.

•	Following the close of the transaction, Andi Owen will serve as President and Chief Executive Officer of the combined company.

15.	Does this transaction impact my RFP with both Herman Miller and Knoll responding?

•	No. Until the transaction closes, Herman Miller and Knoll will continue to operate as separate, independent companies.

16.	What will happen to Herman Miller’s and Knoll’s showrooms?

•	This is just day one – the transaction hasn’t yet closed – so we’re continuing to operate as we always have, and you should see no change as a result of this announcement.

17.	How do we handle competitive pricing and strategy when the two brands are competing?

•	It’s important to remember that until the transaction closes, which is expected to occur by the end of the third quarter of calendar year 2021 subject to the satisfaction of closing conditions, Herman Miller and Knoll remain separate, independent companies.

•	You should treat them as such when working with customers.

18.	What will happen to the DX program (or any similar program that Knoll may have in place)?

•	This is just day one – the transaction hasn’t yet closed – so we’re continuing to operate as we always have, and you should see no change to the DX program as a result of this announcement.

•	Once the transaction closes, which is expected to occur by the end of the third quarter of calendar year 2021 subject to the satisfaction of closing conditions, we will have more updates to share with you.

19.	Will all dealers have access to all of the digital tools?

•	This is just day one – the transaction hasn’t yet closed – so we’re continuing to operate as we always have, and you should see no change as a result of this announcement.

•	Once the transaction closes, which is expected to occur by the end of the third quarter of calendar year 2021 subject to the satisfaction of closing conditions, we will have more updates to share with you, but accelerating our investment in digital capabilities is just one of the many reasons we are excited about this combination.

20.	Will Knoll products be part of Herman Miller Professional? Will Knoll dealers participate in the Herman Miller Professional dealer commissions?

•	There will be no change in the way you do business with Herman Miller as a result of today’s announcement.

•	Your company contact will remain the same, and you can expect the same high-quality products and design solutions that you have come to rely on from Herman Miller.

•	Until the transaction closes, which we expect to occur by the end of the third quarter of calendar year 2021 subject to the satisfaction of closing conditions, Herman Miller and Knoll will continue to operate as separate, independent companies, and it remains business as usual.

•	We look forward to bringing together two pioneering icons of design with strong businesses, attractive portfolios, and histories of innovation in the design world.

21.	What are the next steps?

•	We expect to complete the transaction by the end of the third quarter of calendar year 2021, subject to approval by Herman Miller and Knoll shareholders, the receipt of required regulatory approvals, and the satisfaction of other customary closing conditions.

•	As we work toward completing the transaction, I want to assure you that it’s our top priority to make this a smooth and seamless transition for our customers and dealers.

22.	Who can I contact if I have more questions?

•	If you have any questions about this news, please reach out to your usual contact at Herman Miller.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Knoll, Inc. (the “Company”) and Herman Miller, Inc. (“Herman Miller”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of the Company’s or Herman Miller’s stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics, and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of the Company or Herman Miller to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom the Company or Herman Miller does business, or on the Company’s or Herman Miller’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Herman Miller to successfully integrate the Company’s operations; the ability of Herman Miller to implement its plans, forecasts and other expectations with respect to Herman Miller’s business after the completion of the transaction and realize expected synergies; business disruption following the merger; general economic conditions; the availability and pricing of raw materials; the financial strength of our dealers and the financial strength of our customers; the success of newly-introduced products; the pace and level of government procurement; and the outcome of pending litigation or governmental audits or investigations. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. While the risks presented here, and those to be presented in the registration statement on Form S-4, are considered representative, they should not be considered a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s and Herman Miller’s respective periodic reports and other filings with the SEC, including the risk fac- tors identified in the Company’s and Herman Miller’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither the Company nor Herman Miller undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction, Herman Miller intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of the Company and Herman Miller and that also constitutes a prospectus of Herman Miller. Each of the Company and Herman Miller may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/ prospectus or registration statement or any other document that the Company or Herman Miller may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of the Company and Herman Miller. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER REL- EVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFOR- MATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about the Company, Herman Miller and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Herman Miller will be available free of charge on Herman Miller’s website at https://investors.hermanmiller.com/sec-filings or by contacting Herman Miller’s Investor Relations department at investor@hermanmiller.com. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://knoll.gcs-web.com/sec-filings or by contacting the Company’s Investor Relations department at Investor_Relations@knoll.com.

Participants in the Solicitation

The Company, Herman Miller and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Herman Miller, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Herman Miller’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on September 1, 2020, and Herman Miller’s Annual Report on Form 10-K for the fiscal year ended May 30, 2020, which was filed with the SEC on July 28, 2020, as well as in a Form 8- K filed by Herman Miller with the SEC on July 17, 2020. Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2021, and the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 1, 2021. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/ prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the Company or Herman Miller using the sources indicated above.